UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

29 April 2016
London

Press Release

AGM AND INTERIM MANAGEMENT STATEMENT

Pearson, the world's learning company, is today holding its Annual General Meeting and providing an interim management statement for the first three months of 2016.

Pearson is trading in line with the expectations set out in our full year results announcement on 26 February (http://pear.sn/102CLf).

We continue to expect to report adjusted operating profit and adjusted earnings per share before the costs of restructuring of between £580m and £620m and between 50p and 55p respectively for the full year. This guidance assumes Sterling exchange rates against the US Dollar and other key currencies as of 31 December 2015.

Pearson's sales are always significantly weighted towards the second half of the calendar year. In the first three months of the year continuing sales were down 4% in underlying terms, primarily due to the expected weakness in assessments revenues in the US and UK which are weighted towards the first half of the year. Revenues declined 9% at constant exchange rates, reflecting underlying revenue declines and the impact of a change in revenue model at Connections Education which records revenue for services charged at cost on a net basis (which will also affect reported H1 revenues). Headline sales decreased 6% with the benefit from the strength of the US dollar against sterling partly offset by the weakness of key emerging market currencies.

We have made good progress in delivering the simplification and change programmes that we announced on 21 January (http://pear.sn/10EPp5). Almost half of the targeted reduction in headcount of 4,000 FTEs are now notified of exit with the remaining reduction weighted towards the second half of the year. Our global ERP implementation will go live in the UK in early July. We still expect to incur restructuring costs of approximately £320m in 2016 and to generate annualised savings of approximately £350m, with approximately £250m of these savings in 2016 and a further £100m of these savings in 2017.

Our 2015 Efficacy Reports were released in the first quarter and present evidence of product impact on learner outcomes. For example, learners who use our primary school literacy programme in the UK experience several months of reading gain above those who don't use our programme. In addition, the Efficacy Growth and Impact Goals were launched, setting out our ambition to empower the lives of 200 million learners annually by 2025. By doing so, we will help learners access more high quality education; achieve more success in their education; and make progress as a result of education.

Pearson's chief executive John Fallon said:

"Pearson has had a solid start to the year, in line with our expectations.  We are making good progress on our simplification plan and in our work to have a bigger impact on student learning, which will in turn support our future growth."

During 2016, we will hold conference calls for our quarterly and interim results.  Our first quarter conference call today will be at 8.30am.

Analyst and investor conference call details
UK Toll Number: +44 (0) 20 3003 2666
UK Toll-Free Number: 0808 109 0700
Password: Pearson

In North America, revenues fell modestly in underlying terms.  Revenues declined in Learning Studio, as we retire our Learning Management System, and in Assessments, with growth in Pearson VUE more than offset by declines in school assessments due to already announced 2015 contract losses, the impact of which are more heavily weighted to the first half of the year. Revenues grew strongly in Connections Education, where four new full time statewide virtual public schools are now enrolling students for the 2016-17 school year, and in Pearson Online Services, with good growth in course enrolments at existing programmes and the launch of new programmes for Hofstra University and University of California, Riverside. K12 and higher education courseware both grew modestly in the seasonally small first quarter.

In Growth, revenues fell modestly with good performance in China English Language Learning, which benefited from the roll out of our New Student Experience, and stabilisation in South African school textbook revenues offset by macroeconomic pressures in Brazil and the impact of our previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015. Excluding the impact of the exit from this agreement, underlying revenues in Growth were level in Q1.

In Core, revenues fell due to expected declines in vocational course registrations in UK schools, the impact of which is more heavily weighted towards the first half of the year, and lower courseware revenues, partially offset by good growth in English assessments and managed services in Australia.

Penguin Random House had a solid first-quarter performance with a strong bestseller performance and net integration benefits partly offset by reduced demand for ebooks, following industry-wide changes in terms in 2015. Penguin Random House published more than one-half of the New York Times and top ten Sunday Times bestseller positions for the period, including: Pope Francis' The Name of God is Mercy; Paul Kalanithi's When Breath Becomes Air; Mary Berry's Foolproof Cooking; and Paula Hawkins' The Girl on the Train.

Many of the factors outlined in our full year guidance in February have proportionately a much greater impact on our first half results given the heavy weighting of our profits and cash flow to the second half of the year, particularly: the absence of FT Group, The Economist Group and PowerSchool and lists sold which together contributed £40m to operating profit in H1 2015; the phasing of the impact of assessment revenue declines; and dual IT running costs; partly offset by initial savings from our simplification programme. These factors become proportionately much less significant during the larger second half of the year when, in addition, we will also benefit from most of the savings from the simplification programme. As a result, Pearson expects to announce a modest adjusted operating profit before restructuring charges at its interim results.

At the end of 2015, Pearson's net debt was £0.7bn. Our net debt during the first quarter increased by £0.1bn to £0.8bn, reflecting the normal seasonal build-up in working capital ahead of the key education selling periods, the absence of incentive compensation payments and exchange movements due to the strength of the US Dollar against Sterling.

At our AGM today, we are proposing an unchanged final dividend of 34p, giving a total dividend for 2015 of 52p, up 2%, and in line with the dividend policy announced earlier in the year.

In 2015, Pearson generated approximately 63% of its sales in the US, 6% in Greater China, 5% in the Euro zone, 3% in Brazil, 2% in Canada, 2% in Australia, 2% in South Africa and 1% in India.

We will hold a conference call at 8.30am on Friday, 29 April to discuss our first quarter results. A replay will be available from 1200 (BST) on our website www.pearson.com. During 2016, we will hold conference calls for our interim and Q3 results. In addition, Pearson plans to hold an Investor Day focused on our Higher Education businesses in London on June 17th at our offices at 80 Strand, London WC2R 0RL.

Pearson's AGM takes place today at IET, 2 Savoy Place, London WC2R 0BL.

Throughout this statement, growth rates are given based on continuing operations, excluding FT Group (unless otherwise stated). Underlying growth rates exclude the impact of both currency movements and portfolio changes.

Ends

For more information
T + 44 (0)20 7010 2310
Investors: Simon Mays-Smith/ Tom Waldron
Press: Brendan O'Grady

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 April 2016

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary